Exhibit 11

                             FLORIDA ROCK INDUSTRIES, INC.
	      COMPUTATION OF EARNINGS PER COMMON SHARE

                             THREE MONTHS ENDED        NINE MONTHS
                                 JUNE 30,                JUNE 30,
                             2002        2001        2002      2001

Net income              $19,355,000  18,957,000  47,917,000 42,402,000

Common shares:

Weighted average shares
 outstanding during the
 period - used for basic
 earnings per share      28,808,274  28,049,358  28,362,668 27,937,507

Shares issuable under
 stock options which are
 potentially dilutive       514,999     602,024     576,175    610,082

Shares used for diluted
 earnings per share      29,323,273  28,651,382  28,938,843 28,547,589

Basic earnings per
 common share                 $ .67         .67        1.69       1.52

Diluted earnings
 per common share             $ .66         .66        1.66       1.49









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